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                              May 13, 2024

       Raul Parra
       Chief Financial Officer and Treasurer
       MERIT MEDICAL SYSTEMS INC
       1600 West Merit Parkway
       South Jordan , Utah 84095

                                                        Re: MERIT MEDICAL
SYSTEMS INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed February 28,
2024
                                                            Form 8-K Filed
February 28, 2024
                                                            Response Letter
Dated May 8, 2024
                                                            File No. 000-18592

       Dear Raul Parra:

              We have reviewed your May 8, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10,
       2024 letter.

       Form 8-K Filed February 28, 2024

       Exhibit 99.1

   1. We note your responses to comments 1 and 3. Please further explain to us the specific nature of the
consulting costs incurred for the corporate transformation initiative for each of the years presented
addressing why these costs are not related to your operations, revenue generating
activities and business strategy and thus represent normal,
                                                        recurring operating
expenses. In this regard, we note your statement that the purpose of the initiative is to
drive value creation inclusive of optimizing certain commercial processes such as
product life cycle management and pricing optimization, strengthening and enhancing the
operating model and organizational structure, enhancing global manufacturing and
supply chain processes through network consolidation and other
 Raul Parra
MERIT MEDICAL SYSTEMS INC
May 13, 2024
Page 2
         manufacturing initiatives along with your statement that these costs do not represent restructuring activities. We further note your disclosure in your Form 10-Q for the first quarter of fiscal year 2024 that on February 28, 2024, you introduced
your    Continued
         Growth Initiatives    Program and related financial targets for the
three-year period ending
         December 31, 2026, for which you recognized consulting costs of $1 million. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations for guidance.
       Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameRaul Parra
                                                              Division of
Corporation Finance
Comapany NameMERIT MEDICAL SYSTEMS INC
                                                              Office of
Industrial Applications and
May 13, 2024 Page 2                                           Services
FirstName LastName